CONSOLIDATED FINANCIAL STATEMENTS

Zarlink Semiconductor Inc.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except share amounts, U.S. GAAP)
(Unaudited)

	Sept. 25,	March 27,
	2009	2009
ASSETS
Current assets:
Cash and cash equivalents	$55,706	$45,006
Restricted cash and cash equivalents	15,455	13,145
Trade accounts receivable – less allowance for doubtful accounts of $Nil (March 27, 2009 – $Nil)	23,209	24,556
Other accounts receivable – less allowance for doubtful accounts of $172 (March 27, 2009 – $632)	4,568	4,300
Inventories – net	30,344	27,821
Prepaid expenses and other	2,998	2,681
Current assets held for sale	1,935	1,935
	134,215	119,444

Fixed assets – net of accumulated depreciation of $46,037 (March 27, 2009 – $47,156)	11,803	12,530
Deferred income tax assets – net	5,723	5,800
Intangible assets – net	45,477	49,106
Other assets	2,283	2,655
	$199,501	$189,535
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$12,513	$12,018
Employee-related payables	8,918	9,478
Income and other taxes payable	657	482
Current portion of provisions for exit activities	1,826	3,645
Other accrued liabilities	6,972	6,454
Deferred credits	2,776	861
Deferred income tax liabilities – current portion	31	28
	33,693	32,966

Long-term debt – convertible debentures	64,923	57,203
Long-term portion of provisions for exit activities	558	200
Pension liabilities	17,075	14,690
Deferred income tax liabilities – long-term portion	31	28
Long-term accrued income taxes	2,350	2,408
Other long-term liabilities	833	830
	119,463	108,325
Redeemable preferred shares, unlimited shares authorized; non-voting; 1,014,400 shares issued and outstanding (March 27, 2009 – 1,059,200)	12,984	13,558

Commitments and contingencies (Note 11)

Shareholders’ equity:
Common shares, unlimited shares authorized; no par value; 122,425,682 shares issued and outstanding (March 27, 2009 – 122,425,682)	738,818	738,818
Additional paid-in capital	34,526	33,969
Deficit	(670,611)	(669,872)
Accumulated other comprehensive loss	(35,679)	(35,263)
	67,054	67,652
	$199,501	$189,535

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(In thousands of U.S. dollars, except per share amounts, U.S. GAAP)
(Unaudited)

	Three Months Ended		Six Months Ended
	Sept. 25,	Sept. 26,	Sept. 25,	Sept. 26,
	2009	2008	2009	2008

Revenue	$53,596	$61,827	$107,204	$122,338
Cost of revenue	26,665	31,250	53,410	64,171
Gross margin	26,931	30,577	53,794	58,167

Expenses:
Research and development (“R&D”)	10,601	11,218	20,137	23,158
Selling and administrative (“S&A”)	10,124	13,626	20,417	26,083
Amortization of intangible assets	1,803	1,846	3,628	3,692
Contract impairment	-	-	809	-
Recovery of current asset	(768)	-	(768)	-
Gain on sale of assets	-	-	-	(936)
	21,760	26,690	44,223	51,997
Operating income	5,171	3,887	9,571	6,170

Loss on repurchase of convertible debentures	(316)	-	(316)	-
Interest income	43	349	88	716
Interest expense	(973)	(1,145)	(1,876)	(2,315)
Amortization of debt issue costs	(160)	(184)	(320)	(368)
Foreign exchange gain (loss)	(2,999)	1,940	(6,879)	1,618
Net income before income taxes	766	4,847	268	5,821
Income tax recovery (expense)	(46)	2,385	(64)	2,511
Net income	$720	$7,232	$204	$8,332

Net income (loss) attributable to common shareholders after preferred share dividends and premiums on preferred share repurchases	$135	$6,566	$(870)	$6,938

Net income (loss) per common share:
Basic and diluted	$0.00	$0.05	$(0.01)	$0.05

Weighted average number of common shares outstanding (thousands):
Basic	122,426	125,580	122,426	126,412
Diluted	123,510	157,723	122,426	158,555

 (See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Three Months Ended		Six Months Ended
	Sept. 25,	Sept. 26,	Sept. 25,	Sept. 26,
	2009	2008	2009	2008
CASH PROVIDED BY (USED IN)
Operating activities:
Net income	$720	$7,232	$204	$8,332
Depreciation of fixed assets	949	1,164	1,925	2,383
Amortization of other assets	1,963	2,030	3,948	4,060
Stock compensation expense	325	490	688	1,000
Other non-cash changes in operating activities	2,665	(1,186)	7,055	(1,636)
Deferred income taxes	(71)	996	83	933
Decrease (increase) in working capital:
Trade accounts and other receivables	2,692	(2,943)	1,079	(5,745)
Inventories	(878)	610	(2,523)	1,068
Prepaid expenses and other	(247)	235	(317)	1,569
Payables and other accrued liabilities	(796)	(1,916)	(1,879)	(4,778)
Deferred credits	1,898	2,174	1,915	1,941
Total	9,220	8,886	12,178	9,127

Investing activities:
Expenditures for fixed assets	(411)	(634)	(986)	(2,264)
Proceeds from disposal of fixed assets	-	11	-	984
Total	(411)	(623)	(986)	(1,280)

Financing activities:
Repurchase of long-term debt	(13)	-	(13)	-
Payment of dividends on preferred shares	(466)	(519)	(943)	(1,085)
Repurchase of preferred shares	(433)	(440)	(705)	(890)
Repurchase of common shares	-	(980)	-	(1,820)
Total	(912)	(1,939)	(1,661)	(3,795)

Effect of currency translation on cash	672	(559)	1,169	(541)

Increase in cash and cash equivalents	8,569	5,765	10,700	3,511

Cash and cash equivalents, beginning of period	47,137	40,107	45,006	42,361

Cash and cash equivalents, end of period	$55,706	$45,872	$55,706	$45,872

 (See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(In thousands of U.S. dollars, U.S. GAAP)
(Unaudited)

	Common Shares
	Number (thousands)	Amount	Additional Paid-in Capital	Deficit	Accumulated Other Comprehensive Loss	Total Shareholders’ Equity

Balance, March 28, 2008	127,346	$768,509	$5,104	$(638,389)	$(35,781)	$99,443
Net income	-	-	-	1,100	-	1,100
Foreign currency translation adjustment	-	-	-	-	29	29
Minimum pension liability	-	-	-	-	-	-
Comprehensive income	-	-	-	-	-	$1,129
Common share repurchase	(900)	(5,431)	4,591	-	-	(840)
Stock compensation expense	-	-	510	-	-	510
Preferred share dividends	-	-	-	(566)	-	(566)
Premiums on preferred share repurchases	-	-	(162)	-	-	(162)
Balance, June 27, 2008	126,446	$763,078	$10,043	$(637,855)	$(35,752)	$99,514

Net income	-	-	-	7,232	-	7,232
Foreign currency translation adjustment	-	-	-	-	(41)	(41)
Minimum pension liability	-	-	-	-	348	348
Comprehensive income	-	-	-	-	-	$7,539
Common share repurchase	(1,020)	(6,156)	5,176	-	-	(980)
Stock compensation expense	-	-	490	-	-	490
Preferred share dividends	-	-	-	(519)	-	(519)
Premiums on preferred share repurchases	-	-	(140)	-	-	(140)
Balance, Sept. 26, 2008	125,426	$756,922	$15,569	$(631,142)	$(35,445)	$105,904

Balance, March 27, 2009	122,426	$738,818	$33,969	$(669,872)	$(35,263)	$67,652
Net loss	-	-	-	(516)	-	(516)
Foreign currency translation adjustment	-	-	-	-	(28)	(28)
Minimum pension liability	-	-	-	-	(94)	(94)
Comprehensive loss	-	-	-	-	-	$(638)
Stock compensation expense	-	-	363	-	-	363
Preferred share dividends	-	-	-	(477)	-	(477)
Premium on preferred share repurchases	-	-	(12)	-	-	(12)
Balance, June 26, 2009	122,426	$738,818	$34,320	$(670,865)	$(35,385)	$66,888

Net income	-	-	-	720	-	720
Foreign currency translation adjustment	-	-	-	-	(4)	(4)
Minimum pension liability	-	-	-	-	(290)	(290)
Comprehensive income	-	-	-	-	-	$426
Stock compensation expense	-	-	325	-	-	325
Preferred share dividends	-	-	-	(466)	-	(466)
Premiums on preferred share repurchases	-	-	(119)	-	-	(119)
Balance, Sept. 25, 2009	122,426	$738,818	$34,526	$(670,611)	$(35,679)	$67,054

(See accompanying notes to the consolidated financial statements)

Zarlink Semiconductor Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In U.S. dollars, U.S. GAAP)
(Unaudited)

1.	Basis of Presentation

These unaudited interim consolidated financial statements have been prepared by Zarlink Semiconductor Inc. (“Zarlink” or “the Company”) in United States (“U.S.”) dollars, unless otherwise stated, and in accordance with accounting principles generally accepted in the U.S. for interim financial statements.  Accordingly, these interim consolidated financial statements do not include all information and footnotes required by generally accepted accounting principles (“GAAP”) for complete financial statements.  In the opinion of management of the Company, the unaudited interim consolidated financial statements reflect all adjustments, which consist of normal and recurring adjustments, necessary to present fairly the financial position at September 25, 2009, and the results of operations and cash flows of the Company for the three and six month periods ended September 25, 2009, and September 26, 2008, in accordance with U.S. GAAP, applied on a consistent basis.  The consolidated financial statements include the accounts of Zarlink and its wholly owned subsidiaries. Intercompany transactions and balances have been eliminated.

The balance sheet at March 27, 2009, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by GAAP for complete financial statements.  These financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's Annual Report on Form 20-F for the year ended March 27, 2009.  The Company's Fiscal year-end is the last Friday in March.

The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year or future periods.

The Company has aggregated its operating segments under the criteria set forth by the Segment Reporting Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), and is viewed as a single reporting segment.

2.	Recently Issued Accounting Pronouncements

In June 2009, the FASB issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a Replacement of FASB Statement No. 162 (the “Codification”, or “FASB ASC”). The FASB ASC will be the single source of authoritative non-governmental U.S. GAAP. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The FASB ASC is effective for interim and annual periods ending after September 15, 2009. All pre-Codification GAAP are superseded as described in FASB Statement No. 168. All other accounting literature not included in the Codification is non-authoritative. The Company adopted the Codification in the second quarter of Fiscal 2010.  The Codification did not have a material impact on the Company’s consolidated financial statements.  The Company has updated references to the FASB ASC, as appropriate.

In October 2009, the FASB issued Accounting Standards Update (“ASU”), 2009-14, to address concerns raised by constituents relating to the accounting for revenue arrangements that contain tangible products and software.  The amendments in this ASU change the accounting model for revenue arrangements that include both tangible products and software elements.  Tangible products containing software components and non-software components that function together to deliver the tangible product’s essential functionality will no longer be within the scope of guidance in the Software – Revenue Recognition Subtopic of the FASB ASC.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2011.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In October 2009, the FASB issued ASU, 2009-13, to address the accounting for multiple-deliverable arrangements to enable vendors to account for products or services (deliverables) separately rather than as a combined unit.  This ASU provides amendments to the criteria in the Revenue Recognition – Multiple-Element Arrangements Subtopic of the FASB ASC.  As a result of those amendments, multiple-deliverable arrangements will be separated in more circumstances than under existing U.S. GAAP.  The amendments in this ASU will be effective prospectively for revenue arrangements entered into or materially modified in Fiscal Years beginning on or after June 15, 2010.  The Company is required to adopt this ASU in Fiscal 2011.  The Company is currently evaluating the effect that the adoption of this ASU will have on its consolidated financial statements.

In May 2009, the FASB issued the Subsequent Events Topic of the FASB ASC. This Topic establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Topic sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This Topic is effective for interim or annual periods ending after June 15, 2009. The Company adopted this Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on the Company’s financial position or results of operations.

In April 2009, the FASB issued an amendment to the Financial Instruments Topic of the FASB ASC, which requires disclosures about fair value of financial instruments in interim as well as annual financial statements. This amended Topic is effective for periods ending after June 15, 2009. The Company adopted this amended Topic in the first quarter of Fiscal 2010.  The adoption of this Topic did not have a material impact on the Company’s financial position or results of operations.

In December 2008, the FASB issued additional guidance on the Defined Benefit Plans Topic of the FASB ASC, as it relates to employers' disclosures about plan assets of a defined benefit pension or other postretirement plan. This guidance is effective for financial statements issued for Fiscal Years ending after December 15, 2009. The Company is required to adopt this Topic in Fiscal 2010. The adoption of this will increase the disclosures in the Fiscal 2010 year-end financial statements related to the assets of the Company’s defined benefit pension plans.

In April 2008, the FASB issued an amendment to the General Intangibles Other Than Goodwill Topic of the FASB ASC. This amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset.  The Company adopted this amendment in the first quarter of Fiscal 2010. The requirements of the amendment are to be applied prospectively to intangible assets acquired after the effective date. As a result, the adoption did not have a material impact on the Company’s financial position or results of operations.

In September 2006, the FASB issued the Fair Value Measurements and Disclosure Topic of the FASB ASC. This Topic defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements.  In February 2008, the FASB amended this Topic to exclude fair value requirements on leases and delayed the effective date for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to Fiscal Years beginning after November 15, 2008.  The Company adopted certain provisions of the Topic in the first quarter of Fiscal 2009.  In the first quarter of Fiscal 2010, the Company adopted the provisions previously deferred by the Topic, relating to non-financial assets and non-financial liabilities measured at fair value on a non-recurring basis.  The adoption of these provisions did not have a material impact on the Company’s financial position or results of operations.

In December 2007, the FASB issued the Business Combinations Topic of the FASB ASC. This Topic significantly changes the accounting for acquisitions, both at the acquisition date and in subsequent periods.  In April 2009, the FASB issued an amendment to this Topic, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination.  This Topic is effective for public companies for Fiscal Years beginning on or after December 15, 2008. The Company adopted this amended Topic in the first quarter of Fiscal 2010, and is applied on a prospective basis.  The adoption did not have a material impact on the Company’s financial position or results of operations.

3.	Derivatives and Hedging Activities

The Company operates globally, and therefore incurs expenses in currencies other than its U.S. dollar functional currency. The Company utilizes certain derivative financial instruments, including forward and option contracts, to enhance its ability to manage foreign currency exchange rate risk that exists as part of its ongoing operations. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific firm commitments or forecasted transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.  The Company does not use derivative contracts for speculative purposes.

In accordance with the Derivatives and Hedging Topic of the FASB ASC, all derivative instruments are carried on the Company’s balance sheet at fair value, and are reflected in prepaid expenses or other accrued liabilities. The Company primarily designates derivatives as cash flow hedges.  When the derivative is designated as a cash flow hedge, the effective portions of changes in fair value of the derivative are recorded in Other Comprehensive Income (“OCI”) and are recognized in net income (loss) against the hedged item when that hedged item affects net income (loss).  The gains and losses associated with ineffective portions of the derivative, as well as any derivatives not designated as part of a hedging relationship, or terminated hedges, are recognized in net income (loss) immediately within the foreign exchange line item of the Statement of Income (Loss).

At September 25, 2009 and March 27, 2009, the Company held no derivative financial instruments.

4.	Fair Value Measurements

The Company adopted the Fair Value Measurements and Disclosure Topic of the FASB ASC as of
March 29, 2008. This Topic applies to certain assets and liabilities that are being measured and reported on a fair value basis. The Topic defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosure about fair value measurements. This enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The Topic requires that financial assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

Assets/Liabilities Measured at Fair Value on a Recurring Basis

	Fair Value Measurement at Reporting Date (in thousands)
	Quoted Prices in Active Markets for Identical Instruments	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total Balance

September 25, 2009
Assets:
Restricted cash and cash equivalents	$15,455	$-	$-	$15,455
	$15,455	$-	$-	$15,455

March 27, 2009
Assets:
Restricted cash and cash equivalents	$13,145	$-	$-	$13,145
	$13,145	$-	$-	$13,145

The Company's financial instruments include cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable, other accrued liabilities, foreign exchange forward and option contracts (“foreign exchange contracts”), redeemable preferred shares and 6.0% Convertible Unsecured Subordinated Debentures (“convertible debentures”).  Due to the short-term maturity of cash and cash equivalents, restricted cash and cash equivalents, trade and other accounts receivable, trade accounts payable and other accrued liabilities, the carrying values of these instruments are reasonable estimates of their fair value.  The fair value of the foreign exchange contracts reflect the estimated amount that the Company would receive or would have been required to pay if forced to settle all outstanding contracts at period-end. This fair value represents a point-in-time estimate that may not be relevant in predicting the Company's future earnings or cash flows.  The fair value of all the Company’s financial instruments approximates their carrying value with the exception of the convertible debentures and redeemable preferred shares.

Fair value of financial instruments not accounted for at fair value but that are traded in active markets are as follows (in thousands):

	Carrying Value	Fair Value
September 25, 2009
Convertible debentures	$64,923	$50,803
Redeemable preferred shares	$12,984	$18,634

March 27, 2009
Convertible debentures	$57,203	$25,741
Redeemable preferred shares	$13,558	$8,975

See also Note 9 and Note 12 for additional disclosure on these balance sheet items.

5.	Inventories

Inventories (net of obsolescence provisions of $8.1 million and $7.6 million at September 25, 2009 and March 27, 2009, respectively) consist of the following (in thousands):

	Sept. 25, 2009	March 27, 2009

Raw materials	$3,735	$2,622
Work-in-process	20,323	16,876
Finished goods	6,286	8,323
	$30,344	$27,821

6.	Intangible Assets

The Company acquired the optical in/out (“I/O”) business of Primarion Inc. (“Primarion”) in Fiscal 2007 and the shares of Legerity Holdings Inc. (“Legerity”) in Fiscal 2008. The intangible asset values related to these acquisitions are as follows (in thousands):

	Sept. 25, 2009			March 27, 2009
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net

Proprietary technology	$38,280	$(10,711)	$27,569	$38,280	$(8,281)	$29,999
Customer relationships	23,115	(5,207)	17,908	23,115	(4,031)	19,084
Non-competition agreements	520	(520)	-	520	(497)	23
Total	$61,915	$(16,438)	$45,477	$61,915	$(12,809)	$49,106

Total amortization expense in the three and six month periods ended September 25, 2009 was $1.8 million and $3.6 million, respectively, as compared to $1.8 million and $3.7 million for the same periods in Fiscal 2009.

Assuming no subsequent impairment of the underlying assets, the estimated future amortization expense related to these intangible assets is expected to be as follows: 2010 - $3.6 million; 2011 – $7.1 million; 2012 – $7.1 million; 2013 – $7.1 million; 2014 – $6.9 million; thereafter – $13.7 million.

The acquired intangible assets are being amortized on a straight-line basis over their weighted average useful lives as follows:

Proprietary technology	4 to 8 years
Customer relationships	6 to 10 years
Non-competition agreements	3 years
Total (weighted average life)	8.6 years

7.	Provisions for Exit Activities

Workforce Reductions

The Company did not record any restructuring charges during the second quarter of Fiscal 2010.

During the fourth quarter of Fiscal 2009, as a result of the economic slowdown, the Company announced planned restructuring actions to help maintain profitability by reducing its workforce by 6-8 percent.  In connection with this plan, in the first quarter of Fiscal 2010, the Company recorded charges of $0.2 million.  The remaining severance provision balance of $1.1 million as at September 25, 2009 related to this plan is expected to be paid within the next year, with no additional significant severance expenses relating to this plan expected in future periods.  In connection with the activities related to this plan, since initiation, a total of$4.5 million has been incurred by the Company to September 25, 2009.

The Company also continued to finalize the integration plan of Legerity which was announced in the second quarter of Fiscal 2008 as a result of the Legerity acquisition.  The remaining severance provision balance of $0.1 million as at September 25, 2009 related to this plan is expected to be paid out by the end of the third quarter of Fiscal 2010, with no additional significant severance expenses expected under this plan in future periods.  In connection with the activities related to this plan, since initiation, a total of $8.3 million has been incurred by the Company to September 25, 2009.

Lease and Contract Settlement

The Company did not incur any charges related to lease and contract settlements in the second quarter of Fiscal 2010.

As part of the planned restructuring actions announced in the fourth quarter of Fiscal 2009, in the first quarter of Fiscal 2010, the Company incurred an additional $0.8 million in costs relating to idle space under lease contract, primarily due to workforce reductions in its Austin, Texas facility.

Restructuring Provisions Continuity

The following table summarizes the continuity of these restructuring provisions for the three and six month periods ended September 25, 2009 (in thousands):

	Workforce Reduction	Lease and Contract Settlement	Total

Balance, March 27, 2009	$3,143	$702	$3,845
Charges	202	809	1,011
Cash draw-downs	(2,001)	(149)	(2,150)
Reversals	(11)	-	(11)
Non-cash changes	130	5	135
Balance, June 26, 2009	1,463	1,367	2,830
Charges	-	-	-
Cash draw-downs	(295)	(234)	(529)
Reversals	-	-	-
Non-cash changes	51	32	83
Balance, September 25, 2009	1,219	1,165	2,384
Less: Long-term portion	-	(558)	(558)
Current portion of provisions for exit activities as at September 25, 2009	$1,219	$607	$1,826

The lease and contract settlements of $1.2 million relate to the plans implemented from Fiscal 2002 to 2009, and will be paid over the lease terms, unless settled earlier. The remaining severance payments of $1.2 million are expected to be paid within the next year.

8.	Sale of Assets

On May 20, 2008, the Company sold excess land in Swindon, U.K. The proceeds from the sale of land were $1.0 million (0.5 million British pounds), resulting in a gain on sale of $0.9 million, net of transaction costs.  No gains or losses on the sale of assets were recorded in the first or second quarters of Fiscal 2010.

9.	Long-Term Debt – Convertible Debentures

The Company has convertible debentures with a carrying amount of $64.9 million (Cdn $70.9 million), maturing on September 30, 2012, bearing interest at 6.0% per annum and paid semi-annually. The Company may, at its option, elect to satisfy its obligation to pay the principal or interest amount of the convertible debentures, in whole or part, by the issuance of freely tradable common shares of the Company.

The convertible debentures are convertible under certain conditions, at the option of the holder, into a maximum of 28.9 million common shares at a conversion price of $2.24 (Cdn $2.45) per share.

As a result of the convertible debentures being denominated in Canadian dollars, while the Company’s functional currency is the U.S. dollar, the Company is required to revalue the convertible debentures into U.S. dollars at the period-end exchange rate.  As a result of this revaluation, the Company incurs non-cash foreign currency gains or losses.

In July 2009, the Company completed a formal issuer bid, resulting in the repurchase of $18,000 (Cdn $21,000) principal amount of the convertible debentures for a total of $13,000 (Cdn $15,000).  The Company expensed $0.3 million of costs related to the formal issuer bid, resulting in a loss on repurchase of $0.3 million, in the second quarter of Fiscal 2010.

10.	Guarantees

Performance guarantees are contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity’s failure to perform under an obligating agreement.  The Company has an outstanding performance guarantee related to a managed services agreement (“project agreement”) undertaken by the Communications Systems business (“Systems”), which is now operated as Mitel Networks Corporation (“Mitel”).  This performance guarantee remained with the Company following the sale of the Systems business.  The project agreement and the Company’s performance guarantee extend until July 31, 2012.  The terms of the project agreement continue to be fulfilled by Mitel.  The maximum potential amount of future undiscounted payments the Company could be required to make under the guarantee, at September 25, 2009, was $31.9 million (20.0 million British pounds), assuming the Company is unable to secure the completion of the project.  The Company was not aware of any factors as at September 25, 2009 that would prevent the project’s completion under the terms of the agreement.  In the event that Mitel is unable to fulfill the commitments of the project agreement, the Company believes that an alternate third-party contractor could be secured to complete the agreement requirements.  The Company has not recorded a liability in its consolidated financial statements associated with this guarantee.

In connection with the sale of the Systems business, the Company provided to the purchaser certain income tax indemnities with an indefinite life and with no maximum liability for the taxation periods up to February 16, 2001, the closing date of the sale.  As at September 25, 2009, the Company does not expect these tax indemnities to have a material impact on its consolidated financial statements.

The Company periodically has entered into agreements with customers and suppliers that include limited intellectual property indemnifications that are customary in the industry.  These guarantees generally require the Company to indemnify the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions.  The nature of the intellectual property indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to its customers and suppliers.  Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

The Company records a liability based on its assessment of current warranty claims outstanding and historical experience.  The Company accrues for known warranty and indemnification issues if a loss is probable and can be reasonably estimated. As at September 25, 2009, the warranty accrual was $20,000 (March 27, 2009 - $50,000).

11.	Commitments and Contingencies

The Company has credit facilities of $1.4 million (Cdn $1.5 million) and had letters of credit outstanding as at September 25, 2009 of $1.3 million (March 27, 2009 - $1.1 million), related to the Company’s Supplementary Executive Retirement Plan (“SERP”). These letters of credit expire within three months.

In addition, the Company has pledged $15.5 million (107.2 million Swedish krona) as security toward the Swedish pension liability of $17.4 million (121.0 million Swedish krona). This amount has been presented as restricted cash and cash equivalents.

The Company is a defendant in a number of lawsuits and party to a number of other claims or potential claims that have arisen in the normal course of its business.  The Company recognizes a provision for estimated loss contingencies when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In the opinion of the Company, any monetary liabilities or financial impacts of such lawsuits and claims or potential claims that exceed the amounts already recognized would not be material to the consolidated financial position of the Company or the consolidated results of its operations.

The Company has recorded provisions for income taxes and valuation allowances related to its estimate of tax expenses and recoveries. Certain taxation years are still subject to audit by authorities in various jurisdictions, which could result in adjustments to the Company’s tax provisions. Such adjustments could have a material impact on the consolidated financial position of the Company or the consolidated results of its operations.

12.	Redeemable Preferred Shares

During the three and six months ended September 25, 2009, the Company purchased 24,500 and 44,800 preferred shares, and cancelled 30,800 and 44,800 preferred shares, respectively. During the same periods in Fiscal 2009, the Company purchased and cancelled 22,400 and 48,800 preferred shares, respectively.

During the second quarter of Fiscal 2010, the Company declared and paid dividends on its redeemable preferred shares of $0.5 million, resulting in a cumulative dividend of $0.9 million for the first half of Fiscal 2010.  This was based on first and second quarter Fiscal 2010 dividends of $0.46 (Cdn $0.50), and $0.46 (Cdn $0.50) per share, respectively.   In the second quarter of Fiscal 2009, the Company paid dividends of $0.5 million, resulting in a cumulative dividend of $1.1 million in the first half of Fiscal 2009. This was based on first and second quarter Fiscal 2009 dividends of $0.49 (Cdn $0.50), and $0.48 (Cdn $0.50) per share, respectively.  See also Note 4 for fair value disclosure.

13.	Capital Stock

a)	The Company has neither declared nor paid any dividends on its common shares.

b)	A summary of the Company’s stock option activity is as follows:

	Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008
Outstanding Options:
Balance, beginning of period	13,242,756	12,390,625
Granted	205,000	290,000
Exercised	-	-
Forfeited	(491,651)	(114,102)
Expired	(188,205)	(535,942)
Balance, end of period	12,767,900	12,030,581

As at September 25, 2009, there were 1,694,413 (March 27, 2009 - 1,219,557) options available for grant under the stock option plan approved by the Company’s shareholders on December 7, 2001.  The exercise price is calculated in accordance with the plan requirements as the average market price for the five trading days preceding the date of the grant. The exercise price of outstanding stock options ranges from $0.23 to $4.91 per share with exercise periods extending to August 2015.  The exercise price of stock options issued in Canadian dollars was translated at the period-end U.S. dollar exchange rate.

c)
The net income (loss) per common share figures were calculated based on the net income (loss) after the deduction of preferred share dividends and premiums on the repurchase of preferred shares, and using the weighted average number of shares outstanding during the respective periods.  Diluted earnings per share is computed in accordance with the treasury stock method based on the average number of common shares and dilutive common share equivalents.

Net income (loss) attributable to common shareholders is computed as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Net income, as reported	$720	$7,232	$204	$8,332
Dividends on preferred shares	(466)	(520)	(943)	(1,086)
Premiums on repurchase of preferred shares	(119)	(146)	(131)	(308)
Net income (loss) attributable to common shareholders	$135	$6,566	$(870)	$6,938
Interest expense on convertible debt after tax	-	777	-	1,569
Issue costs on convertible debt after tax	-	125	-	250
Net income (loss) attributable to common shareholders on a fully diluted basis	$135	$7,468	$(870)	$8,757

The following table summarizes the common shares and dilutive common share equivalents used in the computation of the Company’s basic and diluted net income per common share. Net income per common share is computed using the weighted average common shares outstanding assuming dilution. Net loss per common share is computed using the weighted average number of common shares and excludes the dilutive effect of stock options, as their effect is anti-dilutive. For the three and six month periods ended September 25, 2009, all common share equivalents related to the Company’s convertible debentures have been excluded from the computation of diluted income (loss) per share because they were anti-dilutive.

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Weighted average common shares outstanding	122,425,682	125,579,968	122,425,682	126,412,380
Dilutive effect of stock options	1,084,406	-	-	-
Dilutive effect of convertible debt	-	32,142,857	-	32,142,857
Weighted average common shares outstanding, assuming dilution	123,510,088	157,722,825	122,425,682	158,555,237

The following stock options were excluded from the computation of common share equivalents because the options were anti-dilutive due to the average share price for the periods being less than the exercise price of the options:

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Number of outstanding options	10,326,338	12,030,581	10,326,338	12,030,581

Average exercise price per share	$1.94	$2.31	$1.94	$2.31

During the first six months ended September 25, 2009, an additional 792,982 options were excluded from the computation of diluted earnings per share as a result of the net loss attributable to common shareholders for the period.

The following common share equivalents relating to the Company’s convertible debentures were excluded from the computation of diluted income (loss) per share because they were anti-dilutive:

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Number of common share equivalents upon conversion of debentures	28,925,871	-	28,929,262	-

Conversion price per share (1)	$2.22	$-	$2.15	$-

(1)	Conversion price is fixed at Cdn $2.45. Amount is calculated at the average Cdn/U.S. exchange rate for the quarter.

d) Share repurchase program

During the first quarter of Fiscal 2010, the Company renewed its common share buyback program.  The share buyback program allows the Company to purchase from May 29, 2009 to May 28, 2010, up to 11,971,633 common shares, or about 10% of its public float as of May 25, 2009. The bid does not commit the Company to make any share repurchases.  The timing and exact number of common shares purchased under the bid will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All shares purchased by the Company under the bid will be cancelled.  No share repurchases were made during the first or second quarters of Fiscal 2010.

During Fiscal 2009, in the three and six months ended September 26, 2008, the Company repurchased and cancelled 1,020,000 and 1,920,000 shares, with an aggregate purchase price of $1.0 million and $1.8 million, respectively. The previous normal course issuer bid expired on May 25, 2009, and a total of 4,920,000 common shares were repurchased and cancelled under the bid.

Details of the share repurchases are as follows (in thousands except number of shares and per share amounts):

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008
Number of shares	-	1,020,000	-	1,920,000
Aggregate purchase price	$-	$980	$-	$1,820
Weighted average cost per share	$-	$0.92	$-	$0.93

The difference between the average carrying value and the amount paid to acquire the shares has been recorded to additional paid-in capital.

14.	Stock-Based Compensation

Effective April 1, 2006, the Company adopted the Stock Compensation Topic of the FASB ASC. This Topic requires that stock-based awards to employees be recorded at fair value. The fair value of the Company’s stock-based awards to employees was estimated using the Black-Scholes-Merton option pricing model. This model considers, among other factors, share prices, option prices, share price volatility, the risk-free interest rate, and expected option lives. In addition, this Topic requires that the Company estimate the number of stock options that will be forfeited. Expected share price volatility is estimated using historical data on volatility of the Company’s stock. Expected option lives and forfeiture rates are estimated using historical data on employee exercise patterns. The risk-free interest rate is based on the yield of government bonds at the time of calculating the expense and for the period of the expected option life.

Stock compensation expense is also recorded in circumstances where the terms of a previously fixed stock option were modified. Previous stock option modifications have included the extension of option lives for terminated employees and changes in vesting periods. The estimated fair value of the options is amortized to expense over the requisite service period of the awards.

Stock compensation expense has been recorded as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008
Selling and administrative	$266	$402	$564	$820
Research and development	42	64	89	130
Cost of revenue	17	24	35	50
	$325	$490	$688	$1,000

The estimated fair value of the options is amortized to expense over the options' vesting period on a straight-line basis.

Stock compensation expense has been determined using the Black-Scholes-Merton option pricing model with the following weighted average assumptions for the three and six month periods ended September 25, 2009, and September 26, 2008:

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Risk free interest rate	2.52%	3.12%	2.52%	3.15%
Dividend yield	Nil	Nil	Nil	Nil
Volatility factor of the expected market price of the Company's common stock	49.4%	44.6%	49.4%	44.6%
Weighted average expected life of the options	5.0 years	4.6 years	5.0 years	4.6 years

Using the Black-Scholes-Merton option-pricing model, the weighted average fair value of the stock options granted during the three and six month periods ended September 25, 2009 was $0.31 and $0.30, respectively, as compared to $0.37 and $0.37 for the same periods last year.

15.	Government Assistance

The Company accounts for government grants by recognizing the benefit as a reduction in the related expense in the period incurred when there is reasonable assurance that the grant will be received.

During Fiscal 2007, the Company entered into an agreement with the Government of Canada through Technology Partnerships Canada (“TPC”), intended to provide partial funding for one of the Company’s research and development projects. This agreement has provided funding for reimbursement of up to $6.7 million (Cdn $7.2 million) of eligible expenditures.  To date, the Company has recognized reimbursement of expenses under this agreement totaling $6.7 million and, therefore, will not be recognizing further reimbursements under this agreement in future periods. During the three and six month periods ended September 25, 2009, the Company’s research and development expenses were reduced by $Nil and $0.7 million, respectively, related to this agreement.  During the three and six month periods ended September 26, 2008, the Company’s research and development expenses were reduced by $0.6 million and $1.2 million, respectively, related to this agreement.  The TPC grant is repayable in the form of royalties of 2.61% on certain of the Company’s revenues. Royalties are owing for the period from Fiscal 2007 to Fiscal 2016. If at the end of Fiscal 2016, the royalties meet or exceed $13.0 million (Cdn $14.2 million), the royalty period ceases. Otherwise, the royalty period will continue until cumulative royalties paid equal $13.0 million (Cdn $14.2 million) or until the end of Fiscal 2019, whichever is earlier. Royalty expense will be accrued in the period in which the related sales are recognized. As at September 25, 2009, accrued royalties related to this agreement were $0.3 million (March 27, 2009 - $0.3 million).

As part of the Company’s research and development activities in the U.K. and Europe, the Company enters into research grant agreements with the U.K. government and the European Union. The agreements in place in Fiscal 2010 are for periods between 2-4 years in length and have a combined total allowable claim of $1.2 million. For the three and six month periods ended September 25, 2009, the Company’s research and development expenses were reduced by $0.1 million and $0.3 million, respectively, related to these agreements.  This compares to $0.1 million and $0.2 million for the same periods in Fiscal 2009.

16.	Income Taxes

Income tax expense of $46,000 was recorded in the second quarter of Fiscal 2010 relating primarily to taxes payable in foreign jurisdictions. In the corresponding period in Fiscal 2009 the Company had an income tax recovery of $2.4 million which included $1.7 million related to the closure of tax audits and $0.9 million related to recoveries in the period, offset by deferred taxes of $0.2 million.

The Company recorded tax expense of $64,000 for the six months ended September 25, 2009, as compared to a $2.5 million tax recovery for the six months ended September 26, 2008. The income tax expense in Fiscal 2010 relates primarily to taxes payable in foreign tax jurisdictions. The recovery in the Fiscal 2009 period includes $2.0 million in tax recoveries resulting from the closures of tax audits, and $0.7 million of current tax recoveries net of $0.2 of deferred tax expense.

The Company establishes a valuation allowance against deferred tax assets when management has determined that it is more likely than not that some or all of its deferred tax assets may not be realized.  Based on historical taxable income and uncertainties relating to future taxable income over the periods in which the deferred tax assets are deductible, the Company has established a valuation allowance of $251.2 million as at September 25, 2009 (March 27, 2009 – $247.8 million). The change relates to movements in temporary timing differences, the utilization of losses in certain foreign jurisdictions offset by differences relating to changes in the foreign exchange rates between the Company's local tax reporting currencies and functional currency.

The Company continues to pursue the closure of outstanding audit issues with various governments. The settlement of any related uncertain tax positions (“UTPs”) during the Fiscal Year will result in either the tax payment or derecognition of the UTPs. Based on the information currently available, the Company expects that the net unrecognized tax benefits will decrease by approximately $0.2 million in the next twelve months due to the closing of audits for open tax years. During the six months ended September 25, 2009, the Company accrued $Nil of interest and it derecognized $0.3 million of UTPs previously recorded which were offset by a deferred tax asset in the same amount.

17.	Pension Plans

The Company has defined benefit pension plans in Sweden and Germany.

As at September 25, 2009, the Swedish pension liability was $17.4 million (121.0 million Swedish krona), comprised of $14.5 million (100.4 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.9 million as determined under the Retirement Benefits Topic of the FASB ASC. The pension plan is unfunded, however, as at September 25, 2009, $15.5 million (107.2 million Swedish krona) in restricted cash and cash equivalents have been pledged to secure the Swedish pension liability.

As at March 27, 2009, the Swedish pension liability was $15.0 million (122.3 million Swedish krona), comprised of $12.4 million ($101.3 million Swedish krona) as determined by the Pension Registration Institute, and an additional minimum pension liability of $2.6 million as determined under the Retirement Benefits Topic of the FASB ASC.

As at September 25, 2009, the German pension liability of $6.2 million (4.2 million euros) was insured with the Swiss Life Insurance Company. These insurance contracts of $6.5 million (4.4 million euros) are recorded as a plan asset, and have been shown net of the pension liability.  As the plan asset relates to insurance contracts, the Company does not control the investment strategy and thus cannot influence the return on investments. As at March 27, 2009, the German pension liability was $5.5 million (4.1 million euros), with insurance contracts of $5.8 million (4.4 million euros) recorded as a plan asset.

The Company also has an unfunded pension liability of $0.3 million (March 27, 2009 - $0.3 million) in the U.K. related to amounts owing to a former employee of the Company.

At the end of the second quarter of Fiscal 2010, the Company had net total pension liabilities of $17.4 million, of which $17.1 million is included in pension liabilities; $0.6 million as current liabilities, included in employee-related payables; and $0.3 million as a pension asset, included in other assets.

Net pension expense for the defined benefit plans was as follows (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Interest costs	$249	$265	$424	$607
Expected return on assets	(72)	(75)	(143)	(155)
Net pension expense	$177	$190	$281	$452

As of September 25, 2009, the Company made contributions to these pensions plans of $24,000 (2009 - $21,000).

18.	Recovery of Current Asset

In Fiscal 2008, the Company sold its analog foundry in Swindon, U.K. to MHS Electronics U.K. Ltd. (“MHS”), a subsidiary of MHS Industries Group. At the time of sale, the Company agreed to prepay the purchase of certain wafers from MHS under a wafer supply agreement (“WSA”) and enter into a transition services agreement (“TSA”) under which a receivable balance was recorded. These items were recorded in current assets.  In conjunction with this sale, the Company obtained two legal charges against the buildings sold to MHS.  In January 2009, the Company was advised that MHS would be ceasing wafer supply to Zarlink from its Swindon analog foundry.  In February 2009, MHS was placed into administration.  Consequently, in the third quarter of Fiscal 2009, as the value of amounts receivable from MHS became most likely not recoverable, the Company recorded an impairment of $3.0 million consisting of the remaining prepaid expense of $2.2 million and the balance of the receivable of $0.8 million.  During the second quarter of Fiscal 2010, the Company received $0.8 million relating to the prepaid expense from the MHS administrator and has, therefore, recorded the recovery in the period.  In connection with this receipt, the Company no longer holds legal charges against the buildings previously sold to MHS.  As the receipt of any further amounts owed from the MHS administrator remains uncertain, no additional recoveries have been recorded.  However, in discussion with the administrator there is the possibility of an additional disbursement in the fourth quarter of Fiscal 2010.

19.	Supplementary Cash Flow Information

The following table summarizes the Company’s other non-cash changes in operating activities (in thousands):

	Three Months Ended		Six Months Ended
	Sept. 25, 2009	Sept. 26, 2008	Sept. 25, 2009	Sept. 26, 2008

Foreign currency loss (gain) on convertible debentures	$3,468	$(1,720)	$7,740	$(1,256)
Foreign currency loss (gain) on cash and restricted cash	(2,334)	2,331	(3,477)	2,300
Loss on repurchase of convertible debentures	316	-	316	-
Change in pension liabilities	1,507	(1,763)	2,000	(1,763)
Contract impairment	-	-	809	-
Gain on sale of assets	-	-	-	(936)
Other	(292)	(34)	(333)	19
Other non-cash changes in operating activities	$2,665	$(1,186)	$7,055	$(1,636)

20.	Subsequent Event

On October 30, 2009, the Toronto Stock Exchange (“TSX”) approved a notice of intention to make a normal course issuer bid (“NCIB”) permitting the Company to repurchase for cancellation up to Cdn$7,076,400 in aggregate principal amount of its convertible debentures, being 10 percent of its public float of Cdn$70,764,000 in aggregate principal amount of convertible debentures as of October 28, 2009.  The Company plans to repurchase up to 10 percent of its public float of convertible debentures using available cash during a 12 month period from November 3, 2009 to November 2, 2010.  The timing and exact number of convertible debentures purchased under the NCIB will be at the Company’s discretion, will depend on market conditions, and may be suspended or discontinued at any time. All convertible debentures purchased by the Company under the NCIB will be cancelled.

Purchases under the NCIB will be made at the prevailing market price through the facilities of the TSX. The average daily trading volume of the convertible debentures over the last six complete calendar months was Cdn$325,992 in aggregate principal amount (“ADTV”). Under the TSX rules, the Company may purchase up to 25% of the ADTV (or Cdn$81,498 in aggregate principal amount of convertible debentures) per trading day, subject to the weekly block purchase exception.

To the knowledge of the Company, after reasonable inquiry, no director, senior officer or any of their associates, or any person acting jointly or in concert with the Company, currently intends to sell convertible debentures under the NCIB.

Subsequent events have been evaluated through November 2, 2009, the date the consolidated financial statements were issued.

21.	Comparative Figures

Certain of the Fiscal 2009 comparative figures have been reclassified so as to conform with the presentation adopted in Fiscal 2010.

In Fiscal 2009, the Company reported financial information expressed in millions of U.S. dollars.  Comparative figures have been restated in thousands of U.S. dollars, unless otherwise stated.

The Company reclassified $0.9 million gain on sale of assets in the Fiscal 2009 Consolidated Statements of Income (Loss).

The Company reclassified $0.4 million from other non-cash changes in operating activities to amortization of other assets in the Fiscal 2009 Consolidated Statements of Cash Flows.